UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ICON DEVELOPMENT, INC.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

450938 204
(CUSIP Number)

Elliot Lebowitz
Suite 2610,
1066 West Hastings Street
Vancouver BC, Canada V6E 3X2
(604) 515-8065
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the
following box [   ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Elliot Lebowitz I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (40,170,820 shares of common stock of the Issuer were issued and outstanding as of May 9, 2007)
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Schedule 13D relates to common stock, without par value, of Icon Development, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at Suite 2610, 1066 West Hastings Street, Vancouver BC, Canada V6E 3X2.

Item 2. Identity and Background.

(a)	Elliot Lebowitz

(b)	Suite 2610, 1066 West Hastings Street, Vancouver BC, Canada V6E 3X2.

(c)

Director, President and Chief Executive Officer, American Xeno Inc., 143 Gardner Road, Brookline, Massachusetts 02445; Director, President and Chief Executive Officer, Icon Development, Inc., Suite 2610, 1066 West Hastings Street, Vancouver BC, Canada V6E 3X2.

(d)	Mr. Lebowitz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Lebowitz has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

On May 3, 2007 and pursuant to a merger by and among Icon Development, Inc. (the “Issuer”), Icon Acquisition Corporation (“Merger Sub”), a wholly-owned subsidiary of the Issuer, American Xeno, Inc. (“Xeno”) and the stockholders of Xeno, the Issuer issued 9,000,000 shares of common stock to Mr. Lebowitz in exchange for his shares of common stock of Xeno. The information contained in Exhibit 1 listed in Item 7 below is hereby incorporated by reference to this Item 3.

Item 4. Purpose of Transaction.

The securities acquired by Mr. Lebowitz were acquired for investment purposes. The information contained in Exhibit 1 listed in Item 7 below is incorporated by reference to this Item 4. Except as set forth in this Schedule 13D and in the attached exhibits, Mr. Lebowitz does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Lebowitz is the beneficial owner of 9,000,000 shares of common stock, or 22.4% of the Issuer’s outstanding common shares as of May 9, 2007.

(b)	Number of shares as to which such person has:

	(w)	Shared power to vote or to direct the vote of 0 shares of common stock.

	(x)	Sole power to vote or to direct the vote of 9,000,000 shares of common stock.

	(y)	Shared power to dispose or to direct the disposition of 0 shares of common stock.

	(z)	Sole power to dispose or to direct the disposition of 9,000,000 shares of common stock.

(c)	(i) Except as described in Item 3 above, Mr. Lebowitz did not effect any transactions in the Issuer’s common stock during the sixty (60) days preceding the date of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

1.	Agreement and Plan of Merger dated as of April 24, 2007 among the Issuer, Merger Sub, Xeno and the stockholders of Xeno.

2.	Amendment to the Agreement and Plan of Merger dated May 3, 2007 among the Issuer, Merger Sub, Xeno and the stockholders of Xeno

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 11, 2007

/s/ Elliot Lebowitz
Elliot Lebowitz